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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ITC^DeltaCom, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
45031T 10 4
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 13 Pages

CUSIP No.	45031T 10 4	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Tennenbaum Capital Partners, LLC (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4759860)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,533,515 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

3,533,515 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,533,515 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA, OO
(1) Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBF II”), and Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“SVAR”), which are the registered holders of warrants (the “Warrants”) to purchase shares of Series C Convertible Preferred Stock of ITC ^Deltacom, Inc. (the “Preferred Stock”) held by the reporting persons, initially convertible into the number of shares of Common Stock of ITC^Deltacom, Inc. reported above.
(2) Based on (a) 18,766,942 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of March 31, 2007, as reported by ITC^Deltacom, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007, and (b) 3,533,515 shares of Common Stock of ITC^Deltacom, Inc. issuable upon exercise of the Warrants and conversion of the Preferred Stock, computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	45031T 10 4	Page	3	of	13

1	NAMES OF REPORTING PERSONS: SVIM/MSM II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 52-2263031)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		277,798 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

277,798 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

277,798 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1)  Based on Warrants to purchase shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc., initially convertible into the number of shares of Common Stock of ITC^Deltacom, Inc. reported above.
(2)  Based on (a) 18,766,942 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of March 31, 2007, as reported by ITC^Deltacom, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007, and (b) 277,798 shares of Common Stock of ITC^Deltacom, Inc. issuable upon exercise of the Warrants and conversion of the Preferred Stock, computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	45031T 10 4	Page	4	of	13

1	NAMES OF REPORTING PERSONS: SVAR/MM, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 45-0479188)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		171,651 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

171,651 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

171,651 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1)  Based on Warrants to purchase shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc., initially convertible into the number of shares of Common Stock of ITC^Deltacom, Inc. reported above.
(2)  Based on (a) 18,766,942 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of March 31, 2007, as reported by ITC^Deltacom, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007, and (b) 171,651 shares of Common Stock of ITC^Deltacom, Inc. issuable upon exercise of the Warrants and conversion of the Preferred Stock, computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	45031T 10 4	Page	5	of	13

1	NAMES OF REPORTING PERSONS: Tennenbaum & Co., LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,533,515 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

3,533,515 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,533,515 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on Warrants to purchase shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc., initially convertible into the number of shares of Common Stock of ITC^Deltacom, Inc. reported above.
(2) Based on (a) 18,766,942 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of March 31, 2007, as reported by ITC^Deltacom, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007, and (b) 3,533,515 shares of Common Stock of ITC^Deltacom, Inc. issuable upon exercise of the Warrants and conversion of the Preferred Stock, computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	45031T 10 4	Page	6	of	13

1	NAMES OF REPORTING PERSONS: Michael E. Tennenbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,533,515 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

3,533,515 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,533,515 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1)  Based on Warrants to purchase shares of Series C Convertible Preferred Stock of ITC^Deltacom, Inc., initially convertible into the number of shares of Common Stock of ITC^Deltacom, Inc. reported above.
(2)  Based on (a) 18,766,942 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of March 31, 2007, as reported by ITC^Deltacom, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007, and (b) 3,533,515 shares of Common Stock of ITC^Deltacom, Inc. issuable upon exercise of the Warrants and conversion of the Preferred Stock, computed in accordance with Rule 13d-3(d)(1).

     This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the initial Statement on Schedule 13D filed with the Securities and Exchange Commission on May 10, 2007 (the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of ITC^Deltacom, Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.
Item 4. Purpose of Transaction.
     The information in Item 4 is hereby amended and supplemented as follows:
     Effective on June 8, 2007, the Issuer entered into binding commitment letters relating to the debt and equity financing arrangements described below.
     Debt Commitment Letter. Effective on June 8, 2007, the Issuer entered into a commitment letter dated June 8, 2007 (the “Debt Commitment Letter”) with Credit Suisse Securities (USA) LLC and Credit Suisse, Cayman Islands Branch (collectively with their affiliates, “Credit Suisse”), and with Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP and Tennenbaum Opportunities Partners V, LP. The foregoing investment funds are managed by TCP.
     The terms and conditions of the proposed new credit facilities as summarized below are based on the provisions of the Debt Commitment Letter. The actual terms and conditions of the credit facilities are subject to the negotiation, execution and delivery of definitive credit documents and may differ in important respects from the terms and conditions described below.
     The Debt Commitment Letter provides that:
•	Credit Suisse will make available to the Issuer up to $240 million in aggregate principal amount of first lien secured credit facilities, consisting of a term loan facility in an aggregate principal amount of up to $230 million (the “First Lien Credit Facility”) and a revolving credit facility in an aggregate principal amount of $10 million outstanding at any time (the “Revolving Credit Facility”); and

•	the foregoing TCP funds will make available to the Issuer a second lien secured credit facility in an aggregate principal amount of up to $75 million (the “Second Lien Credit Facility”).
     The Debt Commitment Letter contemplates that the First Lien Credit Facility and the Revolving Credit Facility will be syndicated to other institutional lenders before the facility closing date.
     The borrower under the new credit facilities will be Interstate FiberNet, Inc., which is a wholly-owned subsidiary of the Issuer. All obligations under the credit facilities will be guaranteed by the Issuer and the Issuer’s other subsidiaries. In addition, the obligations under the credit facilities will be secured by first-priority liens on substantially all of the assets of the Issuer and its subsidiaries, in the case of the first lien credit facilities, and second-priority liens on substantially all of the assets of the Issuer and its subsidiaries, in the case of the Second Lien Credit Facility.
     All amounts available under the First Lien Credit Facility and the Second Lien Credit Facility must be drawn at the closing of those facilities and used to repay outstanding indebtedness and transaction costs, as described below under “Use of Transaction Proceeds.” Amounts available under the

Revolving Credit Facility may be drawn from time to time after the closing for application to general corporate purposes.
     The First Lien Credit Facility and the Second Lien Credit Facility will mature on the sixth and seventh anniversaries, respectively, of the closing date. The Revolving Credit Facility will have a five-year maturity.
     Scheduled quarterly principal payments under the First Lien Credit Facility will begin in the first quarter of 2008 in an aggregate annual amount equal to 1% of the original principal amount of the facility. There will be no scheduled principal payments before maturity under the Second Lien Credit Facility. The Issuer will be required to make principal repayments under the First Lien Credit Facility and the Second Lien Credit Facility from specified excess cash flows from operations and from the net proceeds of specified types of asset sales and debt issuances. The Issuer may prepay borrowings outstanding under the First Lien Credit Facility without premium or penalty. The Debt Commitment Letter contemplates that prepayment of borrowings outstanding under the Second Lien Credit Facility in certain periods will require payment of a premium.
     Interest accrued on borrowings outstanding under the new credit facilities generally will be payable on a quarterly basis. Borrowings under each of the facilities will bear interest, at the Issuer’s option, at an annual rate equal to either a specified base rate plus the applicable margin or a specified London Inter-Bank Offered Rate (“LIBOR”) plus the applicable margin. The margins for both base rate and LIBOR loans under the First Lien Credit Facility and the Revolving Credit Facility will be established in the syndication of those facilities. The Issuer will be able to pay a portion of interest under the Second Lien Credit Facility by adding to the principal of outstanding borrowings an amount equal to a portion of the applicable interest payment.
     The new credit facilities will contain affirmative and negative covenants customarily applicable to senior secured credit facilities. The Issuer also will be required to maintain compliance with specified financial ratios based on measures that include levels of indebtedness, interest payment obligations, and earnings before interest, taxes, depreciation, amortization and other specified items.
     The new credit facilities will contain default provisions customarily applicable to senior secured credit facilities.
     After the closing date of the new credit facilities, the Issuer may elect, subject to pro forma compliance with specified financial covenants and other conditions, to solicit the lenders to increase commitments for borrowings under the Revolving Credit Facility and to increase by up to $50 million the total principal amount of borrowings available under the First Lien Credit Facility.
     The Issuer will pay customary financing fees and expenses to the lenders in connection with the transactions contemplated by the Debt Commitment Letter.
     The closing of the new credit facilities is subject to specified conditions, including the execution of definitive credit documents, regulatory approvals, and other customary closing conditions, as well as to the consummation of the transactions contemplated by the Equity Commitment Letters summarized below and the related transactions described below under “Other Equity Transactions.”
     Investment funds managed by TCP purchased some of the Issuer’s first lien senior secured notes due 2009 (the “Existing First Lien Notes”) and third lien senior secured notes due 2009 (the “Existing Third Lien Notes”) which the Issuer issued in connection with the refinancing of its secured indebtedness on July 26, 2005. Some of the TCP funds that are parties to the Debt Commitment Letter and other TCP-managed investment funds currently hold such notes and warrants issued on July 26, 2005 (the “Series D Warrants”) in connection with that refinancing and are lenders under the Issuer’s existing second lien credit facility. As described below under “Equity Commitment Letters” and “Use of Transaction Proceeds,” all of the foregoing indebtedness of the Issuer will be repaid out of the proceeds of the new credit facilities or, together with the Series D Warrants (and the Issuer’s 8% Series C Convertible Redeemable Preferred Stock (the “Series C Preferred Stock”) and Common Stock issuable upon exercise of the Series D Warrants), exchanged for the Issuer’s Common Stock in connection with the proposed transactions described herein. Under the Issuer’s governance agreement, investment funds managed by TCP have the right to designate two representatives for appointment or nomination for election to the Issuer’s board of directors. Two of the Issuer’s current directors were appointed to the board of directors in accordance with these designation rights.
     Equity Commitment Letters. Effective on June 8, 2007, the Issuer entered into three commitment letters (the “Equity Commitment Letters”) that provide for the Issuer’s sale of Common Stock and the conversion or exchange of outstanding Preferred Stock and Warrants of the Issuer into or for Common Stock.
     The terms and conditions of the proposed equity transactions as summarized below are based on the provisions of the Equity Commitment Letters. The actual terms and conditions of the transactions are subject to the negotiation, execution and delivery of definitive agreements and may differ in important respects from the terms and conditions described below. The closing of the transactions contemplated by each Equity Commitment Letter also is subject to other conditions. In addition to customary financing conditions, the conditions include the closing of the new credit facilities described above, the consummation of the transactions contemplated by each other Equity Commitment Letter, and the consummation of the related transactions described below under “Other Equity Transactions.”
     WCAS Equity Commitment Letter. Effective on June 8, 2007, the Issuer entered into a commitment letter dated June 8, 2007 (the “WCAS Equity Commitment Letter”) with Welsh, Carson, Anderson & Stowe VIII, L.P. (together with its affiliated investment funds, the “WCAS Funds”). The WCAS Equity Commitment Letter provides that the WCAS Funds will receive shares of Common Stock in consideration of the following:
•	the conversion or exchange of all shares of the Company’s 8% Series B Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) held by the WCAS Funds, which, together with the Series B Preferred Stock held by other persons affiliated or associated with Welsh, Carson, Anderson & Stowe (the WCAS Funds and such other persons, collectively, the “WCAS Securityholders”), totaled approximately 640,000 shares as of the date of this filing;

•	the exchange of all Common Stock Purchase Warrants issued on October 6, 2003 (the “Series B Warrants”) held by the WCAS Funds, which, together with the Series B Warrants held by the other WCAS Securityholders, totaled approximately 2,750,000 Series B Warrants as of the date of this filing;

•	the exchange of all Common Stock Purchase Warrants issued on March 29, 2005 (the “Series C Warrants”) held by the WCAS Funds, which, together with the Series C Warrants held by the other WCAS Securityholders, totaled approximately 20,000,000 Series C Warrants as of the date of this filing;

•	the exchange of approximately $23.5 million principal amount of the Existing Third Lien Notes held by the WCAS Funds; and

•	$21 million in cash.
     In consideration of the following transactions, if the other WCAS Securityholders participate in such transactions on a like basis with the WCAS Funds, the WCAS Funds and the other WCAS Securityholders will receive a total of approximately 31,338,000 shares of Common Stock.
     TCP Equity Commitment Letter. Effective on June 8, 2007, the Issuer entered into a commitment letter dated June 8, 2007 (the “TCP Equity Commitment Letter”) with Special Value Absolute Return Fund, LLC, Special Value Bond Fund II, LLC and Special Value Continuation Partners, LP, which are investment funds managed by TCP. The TCP Equity Commitment Letter provides that the foregoing TCP funds will receive a total of approximately 12,502,000 shares of Common Stock in consideration of the following:
•	the exchange of all of the Series D Warrants held by the TCP funds, which totaled approximately 6,820,292 Series D Warrants as of the date of this filing, and if any of the Series D Warrants are earlier exercised for shares of Series C Preferred Stock or Common Stock, the conversion or exchange of all of such shares of Series C Preferred Stock or Common Stock; and

•	the exchange of approximately $25 million principal amount of the Existing Third Lien Notes held by the TCP funds.
     Credit Suisse Equity Commitment Letter. Effective on June 8, 2007, the Issuer entered into a commitment letter dated June 8, 2007 (the “Credit Suisse Equity Commitment Letter”) with Credit Suisse Securities (Europe) Limited (“Credit Suisse Securities”). The Credit Suisse Equity Commitment Letter provides that Credit Suisse Securities will purchase, for a minimum of $29 million, that number of shares of Common Stock that represents approximately 11.8% of the fully diluted outstanding shares of Common Stock after giving effect to the transactions provided for in the Equity Commitment Letters and the related equity transactions described below under “Other Equity Transactions.” It is expected that all or a part of Credit Suisse Securities’ purchase commitments will be fulfilled by other eligible institutional investors, in which case the actual proceeds to the Issuer from the sale of such Common Stock will depend upon the price at which any such eligible institutional investors purchase such Common Stock from the Issuer, net of the amounts payable to Credit Suisse in respect of its purchase commitment.
     Other Equity Transactions. The Issuer has entered into the Debt Commitment Letter and the Equity Commitment Letters as part of a planned recapitalization that is intended, among other things, to simplify the Issuer’s capital structure by eliminating the Issuer’s three series of Preferred Stock and its outstanding Warrants. The Issuer intends to seek agreements with the holders of these convertible securities (other than the Issuer’s Series A Warrants) that are not parties to the Equity Commitment Letters to exchange their securities for Common Stock. It is a condition to the closing of the transactions contemplated by the Debt Commitment Letter and the Equity Commitment Letters that:
•	all such Preferred Stock and Warrants be converted into or exchanged for Common Stock; and

•	in addition to the shares of Common Stock issuable to the WCAS Funds and other WCAS Securityholders, the TCP funds and Credit Suisse as described above, the Issuer not issue more than approximately 10,240,000 shares of Common Stock, in the aggregate, to exchanging holders of its 8% Series A Convertible Redeemable Preferred Stock, other exchanging holders of the Series B Warrants and other exchanging holders of the Series D Warrants (or, if earlier exercised, the Series C Preferred Stock or Common Stock issued upon the exercise of the Series D Warrants).
     Use of Transaction Proceeds. The Issuer will use the proceeds of borrowings under the First Lien Credit Facility and the Second Lien Credit Facility and sales of Common Stock for cash to refinance approximately $235.1 million principal amount of the Existing First Lien Notes and $56.4 million principal amount of borrowings outstanding under its existing second lien credit facility, to repay approximately $24.6 million of other indebtedness, and to pay costs of the transactions described herein.
     Except as described herein, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, however, at any time and from time to time in their discretion, review or reconsider their position with respect to the Securities and any such matters. The Reporting Persons retain the right to (a) change their investment intent, (b) make further acquisitions of the Securities from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the Securities in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or board of directors, (f) communicate with other stockholders of the Issuer, and/or (g) take any other action with respect to the Issuer, its stockholders or any of the Issuer’s debt or equity securities, including, but not limited to, the Securities, in any manner permitted by law.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information in Item 6 is hereby amended and supplemented as follows:
     As described more fully in Item 4 above, effective on June 8, 2007, the Issuer entered into the Debt Commitment Letter and the Equity Commitment Letters with, among other parties, certain investment funds managed by TCP. The foregoing description of the TCP Equity Commitment Letter is qualified in its entirety by reference to the full text of such commitment letter, which has been filed as Exhibit 10 to this Statement and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
     The information in Item 7 is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement.*

Exhibit 2	Power of Attorney, dated April 22, 2003 (incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004).

Exhibit 3	Warrant Agreement, dated as of July 26, 2005, between the Issuer and Mellon Investor Services LLC, as Warrant Agent (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 4	Note Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC,

as Collateral Agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 5	Amendment No. 1 to Note Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the New Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.9.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 6	Securities Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 7	Amendment No. 1 to Securities Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.11.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 8	Amended and Restated Governance Agreement, dated as of July 26, 2005, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 9	Registration Rights Agreement, dated as of July 26, 2005, among the Issuer and the TCP Security Holders listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 10	Commitment Letter, dated June 8, 2007, among the Issuer and the TCP Funds listed on the signature pages thereof.

*	Previously filed.

SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2007	TENNENBAUM CAPITAL PARTNERS, LLC,
a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM II, LLC,
a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVAR/MM, LLC,
a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC,
a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

	Name:	Michael E. Tennenbaum
	Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

	*By:	/s/ David A. Hollander David A. Hollander
Attorney-in-fact

Exhibit Index

Exhibit 1	Joint Filing Agreement.*

Exhibit 2	Power of Attorney, dated April 22, 2003 (incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004).

Exhibit 3	Warrant Agreement, dated as of July 26, 2005, between the Issuer and Mellon Investor Services LLC, as Warrant Agent (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 4	Note Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 5	Amendment No. 1 to Note Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the New Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.9.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 6	Securities Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 7	Amendment No. 1 to Securities Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.11.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 8	Amended and Restated Governance Agreement, dated as of July 26, 2005, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 9	Registration Rights Agreement, dated as of July 26, 2005, among the Issuer and the TCP Security Holders listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 10	Commitment Letter, dated June 8, 2007, among the Issuer and the TCP Funds listed on the signature pages thereof.

*	Previously filed.

Exhibit 10
Tennenbaum Capital Partners, LLC
2951 28th St., Suite 1000
Santa Monica, CA 90405
CONFIDENTIAL
June 8, 2007
ITC^DeltaCom, Inc.
7037 Old Madison Pike
Huntsville, AL 35806
Attention: Richard E. Fish, Jr.
RE: ITC^DeltaCom, Inc. Commitment Letter
Richard E. Fish, Jr.:
     In connection with the transactions described in the (a) ITC^DeltaCom, Inc. $240,000,000 Senior Secured First Lien Credit Facilities and $75,000,000 Senior Secured Second Lien Term Loan Facility Commitment Letter and (b) ITC^DeltaCom, Inc. Common Stock Equity Commitment Letter (together, and in each case as in effect on the date hereof, the “Commitment Letters”),1 the funds or accounts managed by Tennenbaum Capital Partners, LLC (“TCP”) identified on the signature pages hereto (the “TCP Funds”) confirm that, upon the terms and subject to the conditions set forth herein, they will (i) convert (in a manner which is structured to address tax concerns of TCP, provided that there is no significant adverse tax consequence to the Company) its interest in the Existing Third Lien Notes into shares of common stock, par value $0.01 share (the “Common Stock”), of ITC^DeltaCom, Inc. (the “Company”); (ii) convert its ownership in the Existing Preferred Stock, if any, into shares of Common Stock; and (iii) exercise its ownership in the Existing Warrants into shares of Common Stock, all as

[1]	Any capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Commitment Letters.

June 8, 2007

contemplated by the Commitment Letters and Annex A attached hereto (collectively (i) through (iii), the “TCP Transactions”).
     The commitment of TCP hereunder is subject to the (i) preparation and execution of definitive documentation, satisfactory to TCP and the Company, for (a) the TCP Transactions, (b) the conversion by the funds associated with Welsh, Carson, Anderson & Stowe VIII, L.P. (“Welsh Carson”) of their Existing Third Lien Notes into Common Stock on the same basis as the TCP Funds and their conversion of Existing Preferred Stock and Existing Warrants into shares of Common Stock in accordance with Annex A, and (c) all other transactions described in the Commitment Letters and Annex A (all of the foregoing transactions referred to in this clause (i) the “Refinancing Transactions”), (ii) consummation of the Refinancing Transactions, substantially in accordance with the terms set forth in the definitive documentation referred to in clause (i) above, and (iii) there being no modifications of the Amended and Restated Governance Agreement, dated as of July 26, 2005 among the Company and the Securityholders identified therein.
     Notwithstanding anything that may be expressed or implied in this commitment letter, the Company covenants, agrees and acknowledges that no person or entity other than the TCP Funds and their successors and permitted assigns shall have any obligation hereunder and that, notwithstanding that the TCP Funds and their successors and permitted assigns may be partnerships or limited liability companies, no recourse under or relating to this commitment letter shall be sought or had hereunder against any past, current or future officer, agent or employee of TCP, the TCP Funds or any of their successors or permitted assigns, against any past, current or future general or limited partners of TCP, the TCP Funds or any successors or permitted assigns or against any past, current or future director, officer, general or limited partner, member, affiliate, successor or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged by the Company that no personal liability whatsoever shall attach to, be sought against or imposed on or otherwise be incurred by any past, current or future officer, agent or employee of TCP, the TCP Funds or any of their successors or permitted assigns or any past, current or future general or limited partner of TCP, the TCP Funds or any of their successors or permitted assigns, or any past, current or future director, officer, employee, general or limited partner, member, affiliate, successor or assignee of any of the foregoing, for any obligations of TCP, the TCP Funds or any of their successors or permitted assigns under or relating to this commitment letter or for any claim relating to, based on, in respect of or by reason of such obligations or their creation.
     This commitment letter and all of the TCP Funds’ obligations hereunder (but not, for the avoidance of doubt, the provisions herein relating to the absence of

2

June 8, 2007

recourse to and liability of the persons and entities described in the preceding paragraph, which shall remain in full force and effect regardless of whether definitive documentation for the TCP Transactions is executed and delivered) shall expire automatically upon the earlier to occur of (i) the consummation of the TCP Transactions and (ii) August 31, 2007.
     This commitment letter and the commitments set forth herein shall not be assignable (i) by the Company without TCP’s prior written consent or (ii) by the TCP Funds (other than to one or more of its commonly controlled affiliates) without the prior written consent of the Company. No person or entity other than the Company, TCP and the TCP Funds shall be entitled to rely on this commitment letter and the commitments set forth herein. Except for the preceding sentence, nothing in this commitment letter, express or implied, is intended to or shall confer, directly or indirectly, upon any other person or entity any rights, benefits or remedies whatsoever under or by reason of this commitment letter.
     This commitment letter (including Annex A hereto) may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each party hereto. This commitment letter sets forth the entire understanding of the parties with respect to the subject matter set forth herein.
     This commitment letter may be executed in counterparts, each of which shall be an original and both of which, when taken together, shall constitute one agreement, and delivery of an executed signature page by facsimile transmission shall be effective as delivery of a manually executed counterpart.
     This commitment letter, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this commitment letter and the negotiation, execution or performance of this commitment letter shall be governed by and construed in accordance with the internal laws of the State of New York.
[signature pages follow]

3

June 8, 2007

Very truly yours,

SPECIAL VALUE ABSOLUTE RETURN FUND, LLC
By: SVAR/MM, LLC
Its: Managing Member
By: Tennenbaum Capital Partners, LLC
Its: Managing Member
By: Tennenbaum & Co., LLC
Its: Managing Member

SPECIAL VALUE BOND FUND II, LLC
By: SVIM/MSM II, LLC, as Purchaser
Its: Managing Member
By: Tennenbaum & Co., LLC
Its: Managing Member

Each of the above by:

/s/ Michael E. Leitner

Name:	Michael E. Leitner
Title:	Authorized Signatory

SPECIAL VALUE CONTINUATION PARTNERS, LP

By: Name:	/s/ Michael E. Leitner Michael E. Leitner
Title:	Authorized Signatory

Accepted and Agreed as of the date
first above written:

ITC^DELTACOM, INC.

By: Name:	/s/ Richard E. Fish, Jr. Richard E. Fish, Jr.
Title:	Executive Vice President and
Chief Financial Officer

4

Annex A
Series A Preferred Stock Conversion

Instrument	8% Series A Preferred Stock issued pursuant to the Purchase Agreement dated August 22, 2002 (the “Series A Preferred”).

Aggregate Amount Outstanding(1)	$23.5 million total liquidation preference (including accrued and unpaid dividends as of July 31, 2007.

Significant Holders(2)	Campbell Lanier (23.7%) Donald Burton (13.2%) J. Smith Lanier, II (13.1%) Basso Capital (10.6%) CT Communications, Inc. (7.9%)

Current Conversion Price	The Series A Preferred current conversion price is $17.15, representing approximately 1,368,593 as-converted common shares.

Treatment	Upon consummation of the Recapitalization, holders of the Series A Preferred will exchange all of their holdings of Series A Preferred into newly issued shares of Deltacom common stock.

Holders of Series A Preferred Stock will receive 3,653,365 new common shares, representing a revised conversion price of $6.42.

(1)	Includes amounts issued to management which will be treated identically to other Series A preferred shares.

Series B Preferred Stock Conversion

Instrument	8% Series B Preferred Stock issued pursuant to the Purchase Agreement dated October 6, 2003 (the “Series B Preferred”).

Aggregate Amount Outstanding(1)	$70.5 million total liquidation preference (including accrued and unpaid dividends as of July 31, 2007.

Significant Holders(2)	Welsh, Carson, Anderson and Stowe (99.4%)

Current Conversion Price	The Series B Preferred current conversion price is $9.00, representing 7,830,135 as-converted common shares.

Treatment	Upon consummation of the Recapitalization, holders of the Series B Preferred will exchange all of their holdings of Series B Preferred into newly issued shares of Deltacom common stock.

Holders of Series B Preferred Stock will receive 12,264,467 new common shares, representing a revised conversion price of $5.75.

(1)	Includes amounts issued to management which will be treated identically to other Series B preferred shares.

Series C Preferred Stock Conversion(1)

Instrument	8% Series C Preferred Stock issued pursuant to the Purchase Agreement dated October 24, 2005 (the “Series C Preferred”).

Aggregate Amount Outstanding(2)	$11.2 million total liquidation preference (including accrued and unpaid dividends as of July 31, 2007.

Significant Holders	Tennenbaum Capital Partners, LLC (in excess of 66%)

Current Conversion Price	The Series C Preferred current conversion price is $2.25, representing 4,992,126 as-converted common shares.

Treatment	Upon consummation of the Recapitalization, holders of the Series C Preferred will exchange all of their holdings of Series C Preferred into newly issued shares of Deltacom common stock.

Holders of Series C Preferred Stock will receive 5,856,906 new common shares, representing a revised conversion price of $1.92.

(1)	Notwithstanding the following, it has been assumed that the Series D Warrants will be exchanged directly for Common Stock upon conversion.

(2)	Includes amounts issued to management which will be treated identically to other Series C preferred shares.

Series A Warrants

Warrants to Purchase	340,000 common shares

Strike Price	$15.50

Expiration	October 29, 2007

Black-Scholes Value	$0.0 million

Significant Holders	N/A

Treatment	Upon consummation of the Recapitalization, holders of the Series A Warrants will agree to cancel their Series A Warrants for no consideration.
Series B Warrants

Warrants to Purchase	1,000,000 common shares

Strike Price	$25.50

Expiration	October 6, 2010

Black-Scholes Value	$0.02 million

Significant Holders	Welsh, Carson, Anderson and Stowe

Treatment	Upon consummation of the Recapitalization, holders of the Series B Warrants will agree to cancel their Series B Warrants in exchange for 5,803 new common shares.

Series C Warrants

Warrants to Purchase	6,600,000 common shares

Strike Price	$1.80

Expiration	March 29, 2015

Black-Scholes Value	$21.1 million

Significant Holders	Welsh, Carson, Anderson and Stowe

Treatment	Upon consummation of the Recapitalization, holders of the Series C Warrants will agree to cancel their Series C Warrants in exchange for 4,902,563 new common shares.
Management Options

Options to Purchase	706,658 common shares

Strike Price	$1.68-$18.35

Treatment	No adjustment